UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Invacare Corporation
Full Name of Registrant

N/A
Former Name if Applicable

One Invacare Way
Address of Principal Executive Office (Street and Number)

Elyria, Ohio 44035
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Invacare Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2022 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense, because as previously disclosed, on January 31, 2023, the Company and certain of its direct subsidiaries in the U.S. filed a voluntary petition under chapter 11 of the U.S. Bankruptcy Code (the “Chapter 11 Cases”) in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Due to the considerable time and resources the Company’s management is devoting to the Chapter 11 Cases, and the need to prepare and review the disclosures required in the Form 10-K as a result of the Chapter 11 Cases, the Company is unable to prepare and timely file its Form 10-K on or before the March 31, 2023 due date without unreasonable effort or expense. The Company expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date of the Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kathleen P. Leneghan          (440)          329-6000
(Name)             (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

As described above in Part III – Narrative to this Form 12b-25, the Company was unable to file its Form 10-K within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the three and twelve month periods ended December 31, 2022 differed significantly from its results of operations for the three and twelve month periods ended December 31, 2021 due to significant adverse developments that occurred with respect to the Company’s business and liquidity, including the Chapter 11 Cases and events preceding the commencement of the Chapter 11 Cases.

The Company expects that its Form 10-K will reflect reported net sales of approximately $740 million compared to $872 million for the year ended December 31, 2021. For the year ended December 31, 2022, gross profit (approximately $175 million, compared to $239 million for the year ended December 31, 2021) and operating loss (approximately $81 million, compared to $24 million for the year ended December 31, 2021) were affected by lower net sales (including product rationalization), higher input costs, supply chain challenges and restructuring charges, partially offset by pricing actions and lower selling, general and administrative expenses.

As previously disclosed in the Company’s Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2023, the Company anticipates sequential improvement in revenue, gross margin, net loss and Adjusted EBITDA (non-GAAP) for the fourth quarter of 2022 as compared to the third quarter of 2022. However, these key metrics would still be unfavorable compared to the fourth quarter of 2021 as a result of lower reported net sales and supply chain challenges.

Specifically related to the European business, Europe returned to profitability for the fourth quarter of 2022. For the fourth quarter of 2022, net sales were $106.0 million and operating profit was $9.3 million, a significant improvement compared to the third quarter of 2022 financial results. The profit improvement was driven by revenue growth, margin expansion related to favorable product mix, pricing actions and operational efficiencies.

The Company will begin to file monthly operating reports with the Bankruptcy Court related to periods subsequent to January 31, 2023. Bankruptcy Court filings and other documents related to the Chapter 11 Cases are available at a website maintained by the Company's claims agent Epiq at http://dm.epiq11.com/Invacare.

Preliminary Estimates

The estimated results herein represent the Company's preliminary estimates of certain financial results for the quarter and year ended December 31, 2022, based on currently available information. The Company has not yet finalized its results for these periods and its consolidated financial statements as of and for the year ended December 31, 2022 are not currently available. The Company’s actual results remain subject to the completion of the closing process. As a result, the Company's actual results could be different from those set forth herein and the differences could be material. Therefore, a reader should not place undue reliance on these preliminary estimates of the Company's results. The preliminary estimates of the Company's results included herein have been prepared by, and are the responsibility of, the Company's management. The Company's independent auditors have not audited, reviewed or compiled such preliminary estimates of the Company's results.

Forward-Looking Statements

Certain statements contained in this Form 12b-25 that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and similar words. Forward-looking statements are based on management’s current expectations, beliefs, assumptions and estimates and may include, for example, statements regarding the voluntary cases commenced by the Company and certain of its subsidiaries (the “Chapter 11 Cases”), the DIP facility, the Company’s results as of December 31, 2022 and for the three months and year ended December 31, 2022, the Company’s ability to consummate and complete a plan of reorganization and its ability to complete a plan of reorganization and continue operating in the ordinary course while the Chapter 11 Cases are pending, the Company’s expected position upon emergence from bankruptcy, the Company’s expected profitability and liquidity and the Company’s preliminary results. These statements are subject to significant risks, uncertainties, and assumptions that are difficult to predict and could cause actual results to differ materially and adversely from those expressed or implied in the forward-looking statements, including risks and uncertainties regarding the Company’s ability to successfully complete a restructuring under Chapter 11, including: consummation of a plan of reorganization; potential adverse effects of the Chapter 11 Cases on the Company’s liquidity and results of operations; the Company’s ability to obtain timely approval by the Bankruptcy Court with respect to the motions filed in the Chapter 11 Cases; objections to the Company’s recapitalization process, DIP facility, or other pleadings filed that could protract the Chapter 11 Cases; employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties; the Company’s ability to comply with the restrictions imposed by the terms and conditions of the DIP facility and other financing arrangements; the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases; the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, including holders of the Company’s common shares; the Bankruptcy Court’s rulings in the Chapter 11 Cases, including the approvals of the terms and conditions of any plan of reorganization and the DIP facility, and the outcome of the Chapter 11 Cases generally; the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases; risks associated with third party motions in the Chapter 11 Cases, which may interfere with the Company’s ability to consummate a plan of reorganization or an alternative restructuring; increased administrative and legal costs related to the Chapter 11 process; and other litigation and inherent risks involved in a bankruptcy process.

Forward-looking statements are also subject to the risk factors and cautionary language described from time to time in the reports the Company files with the SEC, including those in the Company’s most recent Annual Report on Form 10-K and any updates thereto in the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These risks and uncertainties may cause actual future results to be materially different than those expressed in such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements, except as required by law.

Invacare Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2023                    By: /s/ Kathleen P. Leneghan
Kathleen P. Leneghan
Senior Vice President, Chief Financial Officer